Dechert LLP
1775 I Street, N.W.
Washington, DC 20006
Via EDGAR Correspondence
August 23, 2005
Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Munder Series Trust, on behalf of the Munder Internet Fund,
Proxy Statement/Prospectus on Form N-14 SEC File No. 333-126863
Dear Mr. Sandoe:
We are writing on behalf of the Munder Series Trust (“Registrant”) in response to comments you provided telephonically to Jennifer O. Epstein on Wednesday, August 17, 2005 and subsequently discussed in separate discussions with Jane A. Kanter and Ms. Epstein on Thursday, August 18, 2005, and with Jane A. Kanter on August 22, 2005, with respect to the proxy statements/prospectus filed on Form N-14 for the Registrant (“Proxy Statement”). The Proxy Statement relates to the proposed reorganization of (i) the Amerindo Technology Fund (“Amerindo Fund”), a series of Amerindo Funds, Inc., with and into the Munder Internet Fund (“Munder Fund”), a series of the Registrant (“Reorganization”).
Summaries of the comments and our responses thereto, are provided below.
Proxy Statement
1. Comment: It is the view of the staff of the Securities and Exchange Commission (“SEC staff”) that proposals in proxy solicitation materials need to be separately stated if they are not inextricably bound together. With respect to Proposal 1 and each of the references and discussions regarding Proposal 1, the SEC staff has requested that Registrant separate or “unbundle” the portion of Proposal 1 with respect to the reorganization of the Amerindo Fund with and into the Munder Fund from the portion of Proposal 1 to liquidate Amerindo Funds Inc. “in any event.” The SEC staff noted that a proposal to reorganize a target fund into an acquiring fund may include a proposal to liquidate the target fund as a result of or following the reorganization. However, it is the view of the SEC staff that if the proposal to liquidate the target fund would proceed in circumstances where the reorganization does not occur, the proposal to liquidate the fund should be separated from the proposal regarding approval of the reorganization transaction and requires separate approval of the fund’s shareholders.
Finally, the SEC staff requested that in unbundling the two portions of Proposal 1, Registrant provide a discussion of the reasons why the Board of the Amerindo Fund believes that it is in the best interest of shareholders to offer shareholders the ability to liquidate, deregister and dissolve the Amerindo Fund if the Reorganization (as approved by shareholders) is not completed.
     Response: The Registrant has considered the SEC staff comments with respect to Proposal 1 and continues to firmly believe that the two portions of Proposal 1 are inextricably bound together. The boards of the Amerindo Fund and the Munder Fund each approved the Agreement and Plan of Reorganization (“Reorganization Agreement”) for the proposed Reorganization based on many conditions in the Reorganization Agreement, including a condition that if the Reorganization could not be completed because of the failure of one or more of the parties to satisfy the necessary conditions of the Reorganization Agreement then the Amerindo Fund would be liquidated.1
However, as discussed with the SEC staff on August 18, 2005 and August 22, 2005, in order to accommodate the views of the SEC staff, the Registrant has agreed in the Proxy Statement and proxy card to separate the two portions of Proposal 1 into two parts (i.e., Proposal 1(A) and Proposal 1(B)) so that each part of Proposal 1 can be separately considered and voted on by shareholders. In addition, Registrant will include a separate box in the proxy card designed to enable shareholders to mark one box in order to approve both Proposal 1(A) and Proposal 1(B). Because any action on Proposal 1(B) is dependent on the approval of Proposal 1(A), the Proxy Statement will seek to clarify the relationship of these proposals to each other. Finally, the Registrant will provide a discussion of the reasons why the Board of the Amerindo Fund believes that it is in the best interest of shareholders to offer shareholders the ability to liquidate, deregister and dissolve the Amerindo Funds Inc. in the event that the Reorganization (as approved by shareholders) is not completed.
2. Comment: In the second to the last line of the second full paragraph on page ii of the letter to shareholders, please change the word “will” to “may” to indicate that there may be circumstances under which the reduction in the per share expenses currently paid by shareholders of the Amerindo Fund would not be “significantly” reduced as a result of the reorganization.
     Response: The Registrant believes that there is no possibility the Reorganization would not result in a significant reduction of the per share expenses currently paid by shareholders of the Amerindo Fund. As a result, the Registrant believes that the use of the word “will” is appropriate.
3. Comment: To the extent that there is a proposal to liquidate the Amerindo Fund if the Reorganization does not occur, please disclose on pages 2 and 9 of the proxy statement the taxable nature of such a liquidation transaction.
     Response: The Proxy Statement has been revised to comply with the SEC staff comment.
4. Comment: Since the Munder Fund is more highly concentrated in one sector, please highlight on page 3 of the proxy statement that the Munder Fund may be more volatile as a result.
     Response: The Proxy Statement has been revised to comply with the comment.
5. Comment: On page 7, the response to the third question refers to the pro forma fee and expense table which is not complete. Please complete the pro forma fee and expense table.

[1]	In addition, it was understood by the parties that the Amerindo Fund’s organizational documents require that shareholders approve the liquidation and dissolution of Amerindo Funds Inc. and that the liquidation and dissolution of Amerindo Funds Inc. would be a necessary final step in the event that the Reorganization is approved by shareholders of the Amerindo Fund since the Amerindo Fund is the sole remaining series of Amerindo Funds Inc. We understand that the SEC staff agrees that this approval of the liquidation, deregistration and dissolution of Amerindo Funds Inc. following the completion of the Reorganization is inextricably bound with the proposal for shareholders to approve the Reorganization and need not be unbundled from Proposal 1(A).

     Response: The Proxy Statement has been revised to comply with the comment.
6. Comment: On page 7, in the answer to the fifth question on that page, please indicate the total dollar amount of the anticipated reorganization expenses and what portion of those expenses (in dollars) the Amerindo Fund will bear.
     Response: The amount of anticipated expenses relating to the Reorganization is not known at this time and, if any estimated amount were included, there is a possibility that the amount of such estimate could be inaccurate. Rather than providing a misleading estimate of the expenses relating to the Reorganization, the Registrant has provided the formula pursuant to which those expenses will be divided.
7. Comment: On page 8 in the carryover paragraph, please clarify what is meant by “tail insurance.”
     Response: The Proxy Statement has been revised to comply with the comment.
8. Comment: On pages 15 and 31, please repeat the name of the Munder Fund in the heading to the pro forma column in each table.
     Response: The Proxy Statement has been revised to comply with the comment.
9. Comment: On page C-4, the last sentence of the third paragraph under “Accounts Below Minimums” states “A CDSC may be applied if we redeem your account.” Please add disclosure to this effect to the footnotes to the fee and expense table on pages 15-16.
     Response: The Proxy Statement has been revised to comply with the comment.
10. Comment: On page 23, there is disclosure regarding the risks of ETFs and foreign securities. However, there is no mention of these strategies in the disclosure regarding the Munder Fund’s investment policies on pages 18-19.
     Response: The Proxy Statement has been revised to comply with the comment.
11. Comment: On page 27, romanette (iii) in the first paragraph indicates that one of the factors the board of the Amerindo Fund considered was “the performance of the Munder Fund as compared with that of the Amerindo Fund.” Please disclose the Board’s analysis regarding this comparative performance in light of the fact that the performance of the Munder Fund appears to be lower than that of the Amerindo Fund.
     Response: The Proxy Statement has been revised to comply with the comment.
12. Comment: On page 31, please complete the pro forma capitalization table.
     Response: The Proxy Statement has been revised to comply with the comment.
13. Comment: On page 32, please add disclosure in the section entitled “Investment Adviser” to comply with Item 5(a)(1)(iii) of Form N-1A.
     Response: The requested disclosure has been added.

14. Comment: On page 32, please clarify what the portfolio managers’ roles and responsibilities with Munder Capital Management have been over the course of the last five years.
     Response: The Proxy Statement has been revised to comply with the comment.
15. Comment: On page 33, please update the addresses of the New York and Washington, DC offices of the Securities and Exchange Commission.
     Response: The Proxy Statement has been revised to comply with the comment.
16. Comment: On page 35, please revise the disclosure regarding the basis for the board of the Amerindo Fund’s decision to approve the advisory contract with Munder Capital Management in accordance with the requirements of Item 22(d)(6) of the Form N-1A.
     Response: The Proxy Statement has been revised to comply with the comment.
17. Comment: On page 40, please indicate that broker non-votes and abstentions will have the effect of a vote against each proposal.
     Response: The Proxy Statement has been revised to comply with the comment.
18. Comment: On page C-8, please clarify, in the second bullet point under “Policies for Exchanging Shares,” that the shares that the shares being discussed in the second sentence of that bullet point are the shares being issued in connection with the reorganization.
     Response: The Proxy Statement has been revised to comply with the comment.
19. Comment: On page C-10, in the second to last paragraph, please amend the sentence to indicate that the 2% redemption fee “will” apply unless the shareholder meets one of the exceptions stated on the following page.
     Response: The Proxy Statement has been revised to comply with the comment.
20. Comment: On page C-11, the second to last sentence of the first paragraph states that the Registrant reserves “the right to waive the short-term trading fees in certain limited circumstances where the Funds determine the transaction does not pose the risks that the Funds’ policies and procedures are designed to mitigate.” (emphasis added) Please describe the circumstances referenced.
     Response: The Proxy Statement has been revised to comply with the comment.
21. Comment: On page C-16, the second sentence of the last paragraph states that “If MCM believes that [events have occurred between the time the principal market for foreign securities closes and the close of the NYSE that] materially affect the value of portfolio securities, these securities may be valued at their fair market value as determined in good faith...” (emphasis added). Please change the word “may” to “will.”
     Response: The Proxy Statement has been revised to comply with the comment.

Statement of Additional Information
22. Comment: Please add disclosure explaining why there are no pro forma financial statements included in the statement of additional information.
     Response: The Proxy Statement has been revised to comply with the comment.
23. Comment: On page 5 of the statement of additional information under the section “Disclosure of Portfolio Holdings,” please include disclosure in the subsections regarding “Comerica Bank and Affiliates” and “Other” indicating the lag time that will apply with respect to disclosure of portfolio holdings information to these categories of persons.
     Response: The Proxy Statement has been revised to comply with the comment.
* * *
You requested that the Registrant make certain representations concerning the Proxy Statements and the response being made to the comments received. These representations are included as an exhibit to this letter.
We hope that the foregoing is responsive to each of the matters discussed. Please do not hesitate to contact the undersigned at 202.261.3446 or Jane A. Kanter at 202.261.3302 if you have any questions concerning the foregoing.
Sincerely,
/s/ Jennifer O. Epstein
Jennifer O. Epstein

cc:	Michael J. Shaffer
Stephen J. Shenkenberg, Esq.
Jane A. Kanter, Esq.

[Munder Funds Letterhead]
Via EDGAR Correspondence
August 23, 2005
Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Munder Series Trust, on behalf of the Munder Internet Fund, Proxy Statement/Prospectus on
Form N-14 SEC File No. 333-126863
Dear Mr. Sandoe:
In connection with a response being made on behalf of the Munder Series Trust (“Registrant”) to comments you provided with respect to the proxy statements/prospectuses filed on Form N-14 for the Registrant on July 25, 2005 (“Proxy Statement”), the Registrant hereby acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Proxy Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Proxy Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Proxy Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.
We hope that the foregoing is responsive to your request made on August 17, 2005. Please do not hesitate to contact the undersigned at (248) 647-9201 if you have any questions concerning the foregoing.
Sincerely,
/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg

cc:	Michael J. Shaffer
Jane A. Kanter, Esq.